DLA Piper LLP (US) 1000 Louisiana Street, Suite 2800 Houston, Texas 77002-5005 www.dlapiper.com Frank Wu frank.wu@dlapiper.com T 713.425.8446 F 713.300.6046

April 4, 2013

VIA EDGAR	CONFIDENTIAL SUBMISSION
Pursuant to Title I
Draft Registration Statement	Section 106 under the
U.S. Securities and Exchange Commission	Jumpstart Our Business Startups Act
100 F Street, NE
Washington, DC 20549

Re:                             Confidential Submission of Draft Registration Statement on Form S-1 for Applied Optoelectronics, Inc.

Ladies and Gentlemen:

On behalf of our client, Applied Optoelectronics, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) for non-public review by the Staff of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year ended December 31, 2012.  Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Chih-Hsiang (Thompson) Lin

President and Chief Executive Officer

13115 Jess Pirtle Blvd.

Sugar Land, TX 77478
Telephone:  (281) 295-1800
Facsimile:  (281) 295-1889

and copies to:                                                                    Frank Wu
DLA Piper LLP (US)

1000 Louisiana Street, Suite 2800

Houston, TX 77002

Telephone:  (713) 650-8446
Facsimile:  (713) 300-6046

James L. Dunn, Jr.

Chief Financial Officer

13115 Jess Pirtle Blvd.

Sugar Land, TX 77478
Telephone:  (281) 295-1800
Facsimile:  (281) 295-1891

Please direct any questions with respect to this confidential submission to the undersigned at DLA Piper LLP (US), 1000 Louisiana Street, Suite 2800, Houston, TX 77002 or frank.wu@dlapiper.com.

Very truly yours,

DLA Piper LLP (US)

/s/ Frank Wu

Frank Wu
Partner

FW

Enclosure
cc:	Chi-Hsiang (Thompson) Lin (Applied Optoelectronics, Inc.)
James L. Dunn, Jr. (Applied Optoelectronics, Inc.)
Philip Russell (DLA Piper LLP (US))
J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)